Exhibit 99.1

Sublease Letter Agreement

This Sublease Letter Agreement (the “Agreement”), with an effective date of August 31, 2001, sets forth the terms by which Dialogic Corporation (“Dialogic”) will sublet a portion of Lightning Rod Software, Inc.’s (“Lightning Rod”) currently leased premises located at 5900 Green Oak Drive, Suite 100, Minnetonka, MN  55343.  Dialogic Agrees to pay a total of $90,000.00 over six monthly installments of $15,000.00 each for the right to use and occupy the portion of the premises currently used and occupied by Lightning Rod’s software development team, defined as the approximately 10,000 square foot area located in the northwest corner of the subleased space at the above-referenced address for the period from September 1, 2001 through February 28, 2002.

Additional terms are set forth as follows:

1.

Dialogic shall make all monthly payments in the amount specified above in advance by the
25th day of each month for the following month.  All such payments shall be paid directly to Lightning Rod’s landlord as follows: Creative Publishing, Inc., 5900 Green Oak Drive, Suite 300, Minnetonka, MN  55343, Attention: John Hudgens.  Dialogic shall not be responsible for Lightning Rod’s or any additional lease payments beyond which are referenced in this Agreement.  Dialogic shall pay the monthly lease payment for September 2001 to Creative Publishing, Inc. within five (5) business days of the latest of the execution by Dialogic, Creative Publishing, Inc., Green Oak Associates and Lightning Rod’s of this Sublease Agreement.

2.	The term of this Sublease Letter Agreement shall commence on September 1, 2001 and terminate on February 28, 2002.

3.	Dialogic may take steps to alter or improve current security logistics at its own expense. Dialogic agrees to provide Lightning Rod continued access to the space at all times.

4.

Creative Publishing, Inc. hereby waives Section 13 Further Assignment/Subletting of its Sublease Agreement with Lightning Rod and each of Creative Publishing, Inc. and Green Oak Associates agrees to Dialogic’s use and occupancy of the premises as described herein subject to the prompt receipt when due of each monthly payment.  Dialogic may not assign this agreement or further sublease this space without further consent of the parties hereto and agrees to accept the premises in as-is condition.

The parties signing below agree to be bound by the terms of this Letter Agreement.

/s/ Lightning Rod Software, Inc.	/s/ Dialogic Corporation
Lightning Rod Software, Inc.	Dialogic Corporation

Date: September 6, 2001	Date: September 19, 2001

/s/ Creative Publishing, Inc.	/s/ Green Oak Associates
Creative Publishing, Inc.	Green Oak Associates

Date: September 6, 2001	Date: September 13, 2001